PRICING TERM SHEET Dated December 10, 2020

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433
Registration Statement No. 333-236577
Supplementing the Preliminary
Prospectus Supplement
dated December 10, 2020 and the
Prospectus dated February 21, 2020

Pebblebrook Hotel Trust

$450,000,000 1.75% Convertible Senior Notes due 2026

This pricing term sheet supplements Pebblebrook Hotel Trust’s preliminary prospectus supplement, dated December 10, 2020 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars. Unless the context otherwise requires, references to “Pebblebrook” or the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Pebblebrook Hotel Trust and not its subsidiaries.

Issuer:	Pebblebrook Hotel Trust, a Maryland real estate investment trust
Title of Securities:	1.75% Convertible Senior Notes due 2026 (the “Notes”)
Ticker / Exchange:	PEB / New York Stock Exchange (the “NYSE”)
Securities Offered:	$450,000,000 principal amount of Notes
Over-allotment Option:	Up to $50,000,000 principal amount of Notes
Maturity:	December 15, 2026 unless earlier converted, repurchased or redeemed
Issue Price:	100.00%, plus accrued interest, if any, from December 15, 2020
Use of Proceeds:	We estimate that the net proceeds from this offering will be approximately $438.2 million (or $486.9 million if the underwriters exercise their option to purchase additional notes to cover over-allotments in full), after deducting the underwriters’ discounts and commissions and our estimated offering expenses related to this offering. We expect to enter into privately negotiated capped call transactions with certain of the underwriters or their respective affiliates and other counterparties (the “option counterparties”). We intend to use approximately $34.5 million of the net proceeds from this offering to pay the cost of the capped call transactions. If the underwriters exercise their option to purchase additional notes, we expect to use a portion of the net proceeds from the sale of such additional notes to enter into additional capped call transactions. We will contribute the remaining net proceeds from this offering to our operating partnership. Our operating partnership will use the remaining net proceeds to reduce our outstanding indebtedness, including amounts outstanding under our senior unsecured revolving credit facility and our unsecured term loans.
Interest:	1.75% per year. Interest will accrue from December 15, 2020 (the scheduled date of original issuance)
Interest Payment Dates:	Each June 15 and December 15, beginning on June 15, 2021
Interest Payment Record Dates:	Each June 1 and December 1

Initial Conversion Rate:	39.2549 common shares for each $1,000 principal amount of Notes
Initial Conversion Price:	Approximately $25.47 per common share
NYSE Last Reported Sale Price on December 10, 2020:	$18.87 per common share
Conversion Premium:	Approximately 35.0% above the NYSE last reported sale price on December 10, 2020
Optional Redemption On or After December 20, 2023:	The Issuer may not redeem the Notes prior to December 20, 2023. On or after December 20, 2023, the Issuer may redeem the Notes for cash, in whole or from time to time in part, at the Issuer’s option, if the last reported sale price of the Issuer’s common shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Issuer provides notice of redemption. In connection with any optional redemption, the Issuer will redeem the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.
Trade Date:	December 11, 2020
Expected Settlement Date:	December 15, 2020
Joint Book-Running Managers:	BofA Securities, Inc. Raymond James & Associates, Inc.
Co-Lead Managers:	Truist Securities, Inc. U.S. Bancorp Investments, Inc. PNC Capital Markets LLC Regions Securities LLC
Co-Managers:	Capital One Securities, Inc. BMO Capital Markets Corp. Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. TD Securities (USA) LLC BBVA Securities Inc.
CUSIP / ISIN:	70509V AA8 / US70509VAA89
Adjustment to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change or Notice of Redemption:	The following table sets forth the number of additional shares (as defined under “Description of the Notes—Adjustment to Conversion Rate Upon Conversion in Connection with a Make-Whole Fundamental Change or Notice of Redemption” in the Preliminary Prospectus Supplement) to be received per $1,000 principal amount of Notes for each share price and effective date set forth below:

	Share Price
Effective Date	$18.87	$20.00	$22.50	$25.47	$30.00	$33.12	$35.00	$40.00	$50.00	$60.00	$70.00	$80.00	$90.00	$110.00
December 15, 2020	13.7392	12.4155	9.6520	7.3161	4.9763	3.8982	3.3883	2.3828	1.2586	0.6978	0.3909	0.2126	0.1061	0.0077
December 15, 2021	13.7392	12.2250	9.3636	6.9725	4.6203	3.5583	3.0626	2.1025	1.0656	0.5700	0.3076	0.1598	0.0741	0.0003
December 15, 2022	13.7392	11.9545	8.9747	6.5218	4.1660	3.1325	2.6594	1.7653	0.8462	0.4320	0.2221	0.1079	0.0441	0.0000
December 15, 2023	13.7392	11.6050	8.4644	5.9321	3.5843	2.5987	2.1609	1.3648	0.6060	0.2920	0.1411	0.0620	0.0200	0.0000
December 15, 2024	13.7392	11.1835	7.7893	5.1355	2.8157	1.9155	1.5374	0.8958	0.3596	0.1642	0.0744	0.0279	0.0047	0.0000
December 15, 2025	13.7392	10.7451	6.7733	3.8928	1.6940	0.9961	0.7420	0.3758	0.1410	0.0658	0.0283	0.0071	0.0000	0.0000
December 15, 2026	13.7392	10.7451	5.1895	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact share prices and effective dates may not be set forth in the table above, in which case:

•	if the share price is between two share prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the share price is greater than $110.00 per share (subject to adjustment in the same manner as the share prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; or

•	if the share price is less than $18.87 per share (subject to adjustment in the same manner as the share prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 52.9941 common shares per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate is required to be adjusted as set forth under “Description of the Notes—Conversion Rights— Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

General

This communication is intended for the sole use of the person to whom it is provided by the sender.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

The Issuer has filed a registration statement (including a prospectus, dated February 21, 2020, and a preliminary prospectus supplement, dated December 10, 2020) with the Securities and Exchange Commission, or SEC, for the offering of the Notes. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering of the Notes. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering of the Notes will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322 or emailing dg.prospectus_requests@bofa.com; or calling Raymond James & Associates, Inc. at 1-800-248-8863 or emailing prospectus@raymondjames.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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